PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

04035168

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

May 17, 2004

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

F.G. n° 82-35 31

PSA PEUGEOT CITROËN

Investor Relations

April 29, 2004

PSA PEUGEOT CITROEN

Consolidated Sales at March 31, 2004 Stable at €13.8 billion

Consolidated sales for the first three months of 2004 amounted to €13,762 million, a 0.6% decline from the €13,841 million reported in first-quarter 2003. Excluding the currency effect, sales were up 0.2% for the period.

Automobile Division sales contracted by 1.5% during the quarter to €11,054 million, while worldwide unit sales rose 0.3% to 826,300 vehicles.

In Western Europe, where demand for passenger cars and light commercial vehicles increased by 3.2% in the first quarter, PSA Peugeot Citroën registrations declined by 3.6%, for a market share of 15.3%, compared with 16.4% at March 31, 2003 and 14.9% in second-half 2003. Unit sales (i.e. vehicles invoiced to dealers) were down 7.7%, to 609,000 units, as inventories were drawn down.

Outside Western Europe, first-quarter sales increased by 32.7% to 217,300 units.

In Central and Eastern Europe and Turkey, sales were up 18.2% to 54,300 units.

Sales in South America rose by 17.3% to 31,500 units, mainly due to a recovery in Argentina.

The market continued to grow in China, increasing 39% year-on-year, while Group sales totaled 22,900 units. Market share stood at 4% at March 31, 2004, compared with 3.9% in fourth-quarter 2003.

Banque PSA Finance reported revenues of €433 million, versus €431 million in first quarter 2003. Total loans outstanding amounted to €19.9 billion, a 4.9% increase from March 31, 2003. In all, 225,300 new loans were originated in the first quarter, a 2.2% increase over the prior-year period.

Gefco sales rose by 2.3% to €711 million from €695 million at March 31, 2003.

Faurecia reported sales of €2,605 million, versus €2,582 million in first quarter 2003. Excluding the impact of lower prices for the catalysts used in exhaust systems, the currency effect and changes in the scope of consolidation, sales were up 5.3%, reflecting sustained demand for Faurecia's products, particularly car seats.

File n° 82-3531

CONSOLIDATED SALES

(In millions of euros)	March 31, 2004	March 31, 2003	% change
Automobile Division	11,054	11,222	-1.5%
Banque PSA Finance	433	431	+0.5%
Gefco	711	695	+2.3%
Faurecia	2,605	2,582	+0.9%
Other businesses	206	218	-5.5%
Intra-company sales	(1,247)	(1,307)	
Total PSA Peugeot Citroën	13,762	13,841	-0.6%

WORLDWIDE AUTOMOBILE SALES

(in units) *		March 31, 2004	March 31, 2003	% change
Western Europe		609,000	660,000	-7.7%
	Peugeot	317,700	355,300	-10.6%
	Citroën	291,300	304,700	-4.4%
of which France		182,200	204,600	-11.0%
	Peugeot	98,200	111,500	-11.9 %
	Citroën	84,000	93,100	-9.8%
Rest of World		217,300	163,800	+32.7%
	Peugeot	154,300	103,900	+48.5%
	Citroën	63,000	59,800	+5.2%
Total Sales		826,300	823,800	+0.3%
	Peugeot	472,100	459,200	+2.8%
	Citroën	354,200	364,600	-2.8%
Of which passengers cars		722,000	727,100	-0.7%
	Peugeot	421,100	413,200	+1.9%
	Citroën	300,900	313,900	-4.2%
Light commercial vehicles		104,300	96,600	+8.0%
	Peugeot	51,000	46,000	+10.9%
	Citroën	53,300	50,600	+5.3%

* Assembled vehicles, disassembled components and CKD units

File N° 82-3531

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	3 months 2004	3 months 2003	% change
Peugeot marque			
106	300	16,100	-
206	207,200	189,700	+9.2%
307	142,500	142,100	+0.3%
405	36,900	20,700	+78.3%
406	18,500	25,300	-26.9%
407	600	-	-
607	4,500	5,200	-13.5%
807	7,500	8,700	-13.8%
Expert	7,800	7,700	+1.3%
Partner	33,600	31,900	+5.3%
Boxer	11,200	9,900	+13.1%
Other	1,500	1,900	-
TOTAL	472,100	459,200	+2.8%
(of which diesel-powered versions)	214,800	226,800	-5.3%
	45.5%	49.4%	-
(of which passenger cars)	421,100	413,200	+1.9%
(of which light commercial vehicles)	51,000	46,000	+10.9%
Citroën marque			
Saxo	500	31,100	-
C2	40,600	-	-
C3	96,900	92,600	+4.6%
ZX	21,300	25,800	-17.4%
Xsara	87,400	101,800	-14.1%
Xantia	3,600	500	-
C5	25,000	32,200	-22.4%
C8	6,700	6,600	+1.5%
Dispatch (Jumpy)	8,300	7,600	+9.2%
C15	6,600	8,800	-25.0%
Berlingo	45,600	47,500	-4.0%
Relay (Jumper)	11,700	9,900	+18.2%
Other	-	200	-
TOTAL	354,200	364,600	-2.8%
(of which diesel-powered versions)	196,500	197,600	-0.5%
	55.5%	54.2%	-
(of which passenger cars)	300,900	314,000	-4.2%
(of which light commercial vehicles)	53,300	50,600	+5.3%
TOTAL PSA Peugeot Citroën Group	826,300	823,800	+0.3%
(of which diesel-powered versions)	411,300	424,400	-3.1%
	49.8%	51.5%	
(of which passenger cars)	722,000	727,200	-0.7%
(of which light commercial vehicles)	104,300	96,600	+8.0%